SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

(Amendment No.     )

Taylor Madison Corp.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

877722P 10 8

(CUSIP Number)

Brent A. Jones, Esq., 220 South Franklin St.,

Tampa, Florida 33602 (813) 224-9255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MAY 6, 2005

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box:  ☐.

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Telzuit Technologies, LLC Don Sproat Michael J. Vosch Carole-Sue Feagan James P. Tolan
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Florida (Telzuit Technologies, LLC) U.S.A. (Don Sproat) U.S.A. (Michael J. Vosch) U.S.A. (Carole-Sue Feagan) U.S.A. (James P. Tolan)

Number of Shares Beneficially Owned by Each Reporting Person With

  7.    Sole Voting Power

                38,320,676 (Telzuit Technologies, LLC)(Note 1)(Note 2)

                3,180,616 (Don Sproat)(Note 3)

                9,196,962 (Michael J. Vosch)(Note 3)

                 3,678,784 (Carole-Sue Feagan)(Note 3)

                1,968,261 (James P. Tolan)(Note 3)

  8.    Shared Voting Power

                -0- (Telzuit Technologies, LLC)

                -0- (Don Sproat)(Note 3)

                -0- (Michael J. Vosch)(Note 3)

                -0- (Carole-Sue Feagan)(Note 3)

                -0- (James P. Tolan)(Note 3)

  9.    Sole Dispositive Power

                26,492,676 (Telzuit Technologies, LLC)(Note 1)

                2,198,892 (Don Sproat)(Note 3)

                6,358,242 (Michael J. Vosch)(Note 3)

                 2,543,296 (Carole-Sue Feagan)(Note 3)

                1,351,126 (James P. Tolan)(Note 3)

10.    Shared Dispositive Power

                -0- (Telzuit Technologies, LLC)

                -0- (Don Sproat)

                -0- (Michael J. Vosch)

                -0- (Carole-Sue Feagan)(Note 3)

                -0- (James P. Tolan)(Note 3)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

            38,320,676 (Telzuit Technologies, LLC)(Note 1)(Note 2)

            3,180,616 (Don Sproat)(Note 3)

            9,196,962 (Michael J. Vosch)(Note 3)

             3,678,784 (Carole-Sue Feagan)(Note 3)

            1,968,261 (James P. Tolan)(Note 3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.

Percent of Class Represented by Amount of Row (11)

            65% (Telzuit Technologies, LLC)(Note 4)

             5.4% (Don Sproat)(Note 3)

            15.5% (Michael J. Vosch)(Note 3)

            6.3% (Carole-Sue Feagan)(Note 3)

            3.3% (James P. Tolan)(Note 3)

14.	Type of Reporting Person OO (Telzuit Technologies, LLC) IN (Don Sproat) IN (Michael J. Vosch) IN (Carole-Sue Feagan) IN (James P. Tolan)

Note 1 - Telzuit Technologies, LLC owns 2,207,723 shares of Registrant’s Series B Preferred Stock. Upon the occurrence of Registrant’s proposed 1 for 31 reverse stock-split, each share of Series B Preferred Stock automatically converts into 12 shares of Registrants common stock, on a post-reverse stock-split basis. Prior to the conversion each share of Series B Preferred Stock participates in dividends and liquidations and votes in amount equal to 12 shares of Registrant’s common stock.

Note 2 - On May 6, 2005, Lucien Lallouz granted an irrevocable proxy to Telzuit Technologies, LLC to vote 8,350,000 shares of Common Stock of the Registrant, and Michael B. Wellikoff granted an irrevocable proxy to Telzuit Technologies, LLC to vote 3,478,000 shares of Common Stock of the Registrant (the “Proxy Shares”).

Note 3 - Don Sproat beneficially owns approximately 8.3% of the issued and outstanding voting membership interests of Telzuit Technologies, LLC. Michael J. Vosch beneficially owns approximately 24% of the issued and outstanding voting membership interests of Telzuit Technologies, LLC. Carole-Sue Feagan beneficially owns approximately 9.6% of the issued and outstanding member interests of Telzuit Technologies, LLC. James P. Tolan beneficially owns approximately 5.1% of the issued and outstanding voting membership interests of Telzuit Technologies, LLC.

Note 4 - Amount based on (a) each share of Series B Preferred Stock voting at a rate equal to 12 shares of Registrant’s common stock, and (b) Proxy Shares. Amounts do not take into consideration the proposed 1 for 31 reverse stock-split.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Series B Preferred Stock, $.001 par value, of Taylor Madison Corp., a Florida corporation (“Company”). The address of the principal executive office of the Company is 5422 Carrier Drive, Suite 306, Orlando, Florida 32819.

Item 2. Identity and Background.

Telzuit Technologies, LLC

Item 2(a).	Name: Telzuit Technologies, LLC.

Item 2(b).	Business Address:	5422 Carrier Drive, Suite 306
Orlando, Florida 32819

Don Sproat

Item 2(a).	Name: Don Sproat

Item 2(b).	Business Address:	5422 Carrier Drive, Suite 306
Orlando, Florida 32819

Item 2(c)	Don Sproat is an officer of Taylor Madison Corp. and Telzuit Technologies, LLC. The principal business address for both Taylor Madison Corp. and Telzuit Technologies, LLC is 5422 Carrier Drive, Suite 306, Orlando, Florida 32819.

Michael J. Vosch

Item 2(a).	Name: Michael J. Vosch

Item 2(b).	Business Address:	5422 Carrier Drive, Suite 306
Orlando, Florida 32819

Item 2(c)	Michael J. Vosch is an officer of Taylor Madison Corp. and Telzuit Technologies, LLC. The principal business address for both Taylor Madison Corp. and Telzuit Technologies, LLC is 5422 Carrier Drive, Suite 306, Orlando, Florida 32819.

Carole-Sue Feagan

Item 2(a).	Name: Carole-Sue Feagan

Item 2(b).	Business Address:	5422 Carrier Drive, Suite 306
Orlando, Florida 32819

Item 2(c)	Carole-Sue Feagan is an officer of Telzuit Technologies, LLC. The principal business address for both Taylor Madison Corp. and Telzuit Technologies, LLC is 5422 Carrier Drive, Suite 306, Orlando, Florida 32819.

James P. Tolan

Item 2(a).	Name: James P. Tolan

Item 2(b).	Business Address:	5422 Carrier Drive, Suite 306
Orlando, Florida 32819

Item 2(c)	James P. Tolan is an officer of Telzuit Technologies, LLC. and Taylor Madison. The principal business address for both Taylor Madison Corp. and Telzuit Technologies, LLC is 5422 Carrier Drive, Suite 306, Orlando, Florida 32819.

Item 2(d).	Criminal Proceedings:

During the last five years none of Telzuit Technologies, LLC, Michael J. Vosch, Don Sproat, Carole-Sue Feagan, or James P. Tolan has been convicted in a criminal proceeding.

Item 2(e).	Civil proceedings:

During the last five years none of Telzuit Technologies, LLC, Michael J. Vosch, Don Sproat, Carole-Sue Feagan, or James P. Tolan has been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, Federal or state securities laws or finding violation with respect to such laws.

Item 2(f)	Citizenship:

Florida (Telzuit Technologies, LLC)

U.S.A. (Don Sproat)

U.S.A. (Michael J. Vosch)

U.S.A. (Carole-Sue Feagan)

U.S.A. (James P. Tolan)

Item 3. Source and Amount of Funds or Other Consideration.

OO - Pursuant to the Share Exchange Agreement (the “Share Exchange Agreement) among the Registrant, Telzuit Technologies, LLC, Telzuit Technologies, Inc., Michael J. Vosch, James P. Tolan, Don Sproat, and Chris Phillips, as authorized representative for each of the persons that purchased 10% Convertible Promissory Debentures issued by the Registrant, the Registrant acquired from Telzuit Technologies, LLC all of the issued and outstanding capital stock of Telzuit Technologies, Inc. in exchange for 2,207,723 shares of a the Registrants newly created Series B Preferred Stock. No cash consideration was paid by Telzuit Technologies, LLC.

Item 4. Purpose of Transaction.

In connection with a share exchange, whereby the Registrant acquired all of the issued and outstanding shares of Telzuit Technologies, Inc., a Florida corporation, the Registrant issued to Telzuit Technologies, LLC 2,207,723 shares of Registrant’s Series B Preferred Stock (the “Telzuit Acquisition”). The purpose of the transaction was to acquire Telzuit Technologies, Inc. By agreement, Telzuit Technologies, LLC intends on distributing the acquired shares to its members. In connection with the Telzuit Acquisition, Lucien Lallouz granted an irrevocable proxy to Telzuit Technologies, LLC to vote 8,350,000 shares of Common Stock of the Registrant, and Michael B. Wellikoff granted an irrevocable proxy to Telzuit Technologies, LLC to vote 3,478,000 shares of Common Stock of the Company. Upon completion of the Telzuit Acquisition, Michael B. Wellikoff resigned as a director, and Lucien Lallouz and Tim Hart resigned as the officers of the Registrant. Donald Sproat was elected to serve as President, Chief Executive Officer, and Chief Financial Officer of Registrant, James Tolan was elected to serve as Senior Vice President of Business Development of Registrant, and Michael Vosch was elected to serve as Senior Vice President of Product Development of Registrant. Each of Messrs. Sproat, Tolan, and Vosch are also officers of Telzuit. In addition, Mr. Sproat was elected to fill the vacancy on the Board of Directors caused by Mr. Wellikoff’s resignation. Pursuant to an Agreement dated May 6, 2005, the Registrant intends on effecting a 1 for 31 reverse stock split and increasing the number of authorized shares of the Registrant.

Item 5. Interest in Securities of the Issuer.

(a) Telzuit Technologies, LLC owns 2,207,723 shares of Registrant’s Series B Preferred Stock.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the stock beneficially owned by the Reporting Persons, see Rows 7-10 of the cover page.

(c) Other than the acquisition of the Series B Preferred Stock being reported hereby, no transactions in the capital stock were effected by Telzuit Technologies, LLC, Don Sproat, Michael J. Vosch, Carole-Sue Feagan, and James P. Tolan during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Each of Don Sproat, Michael J. Vosch, Carole-Sue Feagan, and James P. Tolan serve as officers and managers of Telzuit Technologies, LLC.

Item 7 Material to be Filed as Exhibits.

** Share Exchange Agreement dated May 6, 2005, by and among Registrant, Telzuit Technologies, LLC, Telzuit Technologies, Inc., Michael J. Vosch, James P. Tolan, Don Sproat, and Chris Phillips, as authorized representative for each of the persons that purchased the 10% Convertible Promissory Debentures issued by Taylor Madison.

** Agreement by Registrant dated May 6, 2005 regarding 1 for 31 reverse stock split

** Certificate of Designations, Preferences, and Rights of the Series B Preferred Stock, as approved by the Board of Directors

** Irrevocable Proxy granted by Lucien Lallouz to Telzuit Technologies, LLC to vote 8,350,000 shares of Common Stock of the Registrant.

** Irrevocable Proxy granted by Michael B. Wellikoff to Telzuit Technologies, LLC to vote 3,478,000 shares of Common Stock of the Registrant.

**	Filed as an exhibit to the Registrant’s 8-K filed on May 12, 2005.

[signatures follow on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 5/19/05	/S/ Don Sproat
Don Sproat, individually, as Manager of Telzuit Technologies, LLC and as authorized representative for each of Michael J. Vosch, Carole-Sue Feagan, and James P. Tolan